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16021528

SEC Mail Processing Section
JUN 16 2016
Washington DC
409

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-32566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDI FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1431 Greenway Drive, Suite 330
(No. and Street)

Irving	Texas	75038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Prinz (214) 582-4090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EP

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDI Financial, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANE B. PRINZ
Notary Public, State of Texas
My Commission Expires
May 06, 2018

Notary Public

Signature

Managing Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDI FINANCIAL, INC.

Index to Financial Statements and Supplemental Schedules

March 31, 2016

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of EDI Financial, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of EDI Financial, Inc. as of March 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of EDI Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of EDI Financial, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Reconciliation of the Computation of Net Capital with the Registrant as Filed in Part IIA of Form X-17a-5 ("Schedule II"), have been subjected to audit procedures performed in conjunction with the audit of EDI Financial, Inc.'s financial statements. The supplemental information is the responsibility of EDI Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I and II, are fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC
May 25, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

EDI FINANCIAL, INC.

Statement of Financial Condition

As of March 31, 2016

Assets

Assets		
Cash and cash equivalents	$	631,795
Securities owned, at fair value (Note 3)		101,485
Cash deposit with clearing broker		125,000
Receivables from clearing brokers		141,156
Receivables from related parties (Note 8)		10,148
Property and equipment, net (Note 4)		13,263
Total assets	$	1,022,847

Liabilities and Stockholders' Equity

Liabilities (Note 9)		
Accrued commissions payable	$	372,114
Payable to clearing broker		44,501
Accrued expenses and other liabilities		337,859
Total liabilities		754,474
Stockholder's Equity		
Common stock, voting, 20,000 shares authorized, $1 par value, 15,600 shares issued and outstanding		15,600
Common stock, non-voting, 10,000 shares authorized, $1 par value, no shares issued and outstanding		
Additional paid-in-capital		385,996
Accumulated deficit		(133,223)
Total stockholders' equity		268,373
Total liabilities and stockholders' equity	$	1,022,847

See Notes to Financial Statements

EDI FINANCIAL, INC.

Statement of Operations

For the Year Ended March 31, 2016

Revenues:		
Securities commissions	$	1,285,691
Direct participation program commissions		3,900,928
Mutual funds		705,156
Insurance commissions		571,164
Trading profit		243,940
Interest and other income		1,076,887
Total revenues		7,783,766
Operating expenses:		
Employee Compensation and benefits		6,901,615
Clearing charges		117,933
Communications		4,818
Occupancy costs		58,728
Regulatory fees		48,825
Related party management fees (Note 8)		40,000
General and administrative expenses		523,182
Total operating expenses		7,695,101
Net income before income tax provision		88,665
Income tax expense (Note 7)		33,000
Net Income	$	55,665

See Notes to Financial Statements

EDI FINANCIAL, INC.

Statement of Changes in Stockholders' Equity

For the Year ended March 31, 2016

	Common Stock Voting		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, April 1, 2015	15,600	$ 15,600	$ 385,996	$ (188,888)	$ 212,708
Net Loss	-	-	-	55,665	55,665
Balance, March 31, 2016	15,600	$ 15,600	$ 385,996	$ (133,223)	$ 268,373

See Notes to Financial Statements

EDI FINANCIAL, INC.

Statement of Cash Flows

For the Year Ended March 31, 2016

Cash flows from operating activities:		
Net Income	$	55,665
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense		7,314
Changes in operating assets and liabilities:		
Decrease in deposits with clearing broker		10,060
Decrease in securities owned		13,501
Increase in receivables from clearing broker		(13,532)
Increase in receivables from related parties		(9,643)
Decrease in other assets		28,322
Decrease in payable to clearing broker		(42,099)
Increase in accrued commissions payable		170,375
Increase in accrued expenses and other liabilities		31,529
Net cash provided by operating activities		251,492
Cash flows from investing activities:		
Purchase of Property		(10,000)
Net cash used in investing activities		(10,000)
Net increase in cash and cash equivalents		241,492
Cash and cash equivalents at beginning of year		390,303
Cash and cash equivalents at end of year	$	631,795
Supplemental disclosures of cash flow information:		
Income taxes paid	$	5,000
Interest paid	$	282

See Notes to Financial Statements

EDI FINANCIAL, INC.
Notes to Financial Statements
March 31, 2016

Note 1 - Nature of Business

EDI Financial, Inc. (the "Company") is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has offices located in Texas, Florida and Arkansas. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property

Property is recorded at cost less depreciation and amortization. The Company's policy is to capitalize all property and equipment over $4,000. Depreciation is primarily accounted for on the straight line method based on estimated useful lives, using the straight line method as follows:

Furniture and fixtures	7 years
Computer equipment	3 years

Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Commission Revenue and Expense

Commission revenues and expenses are recorded on a trade-date basis. Mutual fund commission revenue is accrued monthly as earned.

Note 2 - Significant Accounting Policies, Continued

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Securities Valuation

Equity securities

Equity securities and option securities traded on a national securities exchange or in the over-the-counter market are stated at the last reported traded price on the day of valuation, or if no quoted sales price was reported on that date, the last quoted bid price. Securities owned are valued at fair value. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security not yet purchased (sold short), it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. Again, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Investment Transactions and Investment Income

The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized, over the lives of the respective securities. Realized gains and losses are determined on a specific identification basis of the securities sold. Unrealized gains and losses resulting from the appreciation and depreciation of securities carrying values are included in the statement of operations as trading profits or losses.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2 - Significant Accounting Policies, Continued

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

> Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.
>
> Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
>
> Level 3 - Valuation is determined using model-based techniques with significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of third party pricing services, option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 2 - Significant Accounting Policies, Continued

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 30 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Deposit with Clearing Brokers

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains two deposit accounts totaling $125,000 with one clearing broker to secure its obligation to fund any losses incurred by the clearing brokers on customer transactions.

Receivable from or Payable to Clearing Broker

Receivables from or payables to clearing brokers represent the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Note 2 - Significant Accounting Policies, Continued

Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are report ensuing the two-step approach under which tax effects of a posit ion are recognized only if it is "more-likely-than-not " to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2012.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended March 31, 2016, the Company has recorded a Texas franchise tax expense of $5,000.

Note 2 - Significant Accounting Policies, Continued

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of March 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock	$ 99,062	$ -	$ -	$ 99,062
Equity options	2,423	-	-	2,423
Total assets at estimated fair value	$ 101,485	$ -	$ -	$ 101,485

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Note 3 - Fair Value Measurements, Continued

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Receivables: The carrying amount of receivables approximates their fair value because of their short-term maturities and market terms.

Payables: The carrying amount of payables approximates their fair value.

Note 4 - Property and Equipment

As of March 31, 2016, property and equipment consisted of the following:

Office furniture	$ 69,896
Computer equipment	41,963
Total property and equipment	111,859
Accumulated depreciation	(98,596)
Property and equipment, net	$ 13,263

Depreciation expense for the year ended March 31, 2016 was $7,314.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing broker dealer (RBC Correspondent Services), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with RBC Correspondent Services, the Company is required to maintain a clearing deposit of $125,000.

Note 6 - FINRA Fines and Legal Settlement

In fiscal year 2015, a FINRA arbitration against the company relating to an investment in private offering was settled for an amount of $150,000 with the related investors. In addition to the settlement, FINRA assessed a fine of $100,000 regarding this matter. During fiscal 2016, an additional settlement of $302,000 was accrued and approximately $109,000 was paid out during the year ended March 31, 2016.

Note 7 - Income Taxes

Federal and state income tax expense for the year ending March 31, 2016 was as follows:

Federal income tax	$ 28,000
State income tax	5,000
Total income tax expense	$ 33,000

There were no significant temporary differences that gave rise to deferred tax assets or liabilities as of March 31, 2016.

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended March 31, 2016 is as follows:

Tax expense at Federal statutory rate of 34%	$ 28,000
State income tax, net of Federal expense (benefit)	5,000
Total income tax expense	$ 33,000

Note 8 - Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were $571,164,378 during the year ending March 31, 2016.

The Company has receivables from employees and stockholders totaling $10,148 as of March 31, 2016 representing advances on commissions.

During the year ended March 31, 2016, the Company recorded $40,000 of management fee expense to Good Grip Holdings, LLC for consulting services performed and the reimbursement of certain expenses. Good Grip Holdings, LLC is owned by Martin Prinz, who is the majority stockholder of the Company. There is no assurance that the consulting services and management fee was consummated on terms equivalent to those that prevail in an arm's-length transaction.

Note 9 - Concentrations, Commitments and Contingencies

Concentration of Credit Risk

The Company maintains all of its cash balances at one financial institution. Deposit balances are insured by the Federal Deposit Insurance Corporation (FDIC), subject to certain limitations. The possibility of loss exists if aggregate deposits exceed FDIC-insured limits and the bank was to fail. As of March 31, 2016 there was approximately $397,000 in cash that exceeded the maximum federal deposit insurance corporation limits. To date, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk on its cash.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. As noted in Note 6, accruals have been established to resolve certain matters. Further, a FINRA Arbitration via a Statement of Claim, dated October 12, 2015, commenced against the Company asserting several claims. The Statement of Claim seeks damages of $100,001 plus additional costs. On March 18, 2016, the Company submitted an Answer denying liability and damages and asserting affirmative defenses. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the Company's financial position, results of operation or liquidity.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At March 31, 2016, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relation to this indemnification.

Leases

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Year Ending March 31,	Minimum Lease Payments
2017	$ 50,025
2018	51,447
2019	43,860
	$ 145,332

The lease contains certain renewal options and escalation clauses. During the year ended March 31, 2016, rental expense under these leases totaled $58,728 and is included in the Occupancy costs line item on the Statement of Operations and Changes in Accumulated Deficit.

Note 10 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2016, the Company had net capital of $237,217, which was $137,217, in excess of its required net capital of $100,000. The Company's net capital ratio was 2.99 to 1 for March 31, 2016.

Note 11 - Liabilities Subordinated to Claims of General Creditors

During the year ended March 31, 2016, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 12 - Possession or Control Requirements Under Rule 15c-3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph (k)(2)(ii) of Rule 1 5c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 13 – Subsequent Events

As of the date of these financial statements, the primary shareholder is actively pursuing a sale of significantly all of the Company's assets. There are no letters of intent or purchase agreements in place at this time.

Further, a FINRA Dispute Resolution commenced against the Company on April 25, 2016. The Statement of Claim purports to assert claims for unsuitability, failure to supervise, common law fraud, breach of fiduciary duty, negligent failure to supervise, and negligence. The Statement of Claim seeks actual damages of an amount between $100,000 and $499,999, and interest, costs, expenses, disbursements and expert witness fees. The Company is required to submit an Answer by June 27, 2016. The Company plans to vigorously defend these claims.

EDI FINANCIAL, INC.

Schedule I

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2016

Total stockholders' equity qualified for net capital	$	268,373
Deductions and/or charges		
Non-allowable assets		
Property and equipment, net		13,263
Related party receivables		10,148
Total deductions and/or charges		23,411
Net capital before haircuts on securities		244,962
Haircuts on securities		7,745
Net capital	$	237,217
Aggregate Indebtedness (AI)		
Accrued commissions payable	$	372,114
Accrued expenses and other liabilities		337,859
Total aggregate indebtedness	$	709,973
Computation of basis net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of AI)	$	100,000
Net capital in excess of minimum requirement	$	137,217
Net capital less greater of 10% of AI or 120% of minimum net capital required	$	117,217
Ratio of AI to Net Capital		2.99 to 1

See Notes to Financial Statements

EDI FINANCIAL, INC.

Schedule II

Reconciliation of the Computation of Net Capital
with the Registrant as Filed in Part IIA of Form X-17a-5
As of March 31, 2016

Net Capital as reported by registrant in Part IIA of Form X-17a-5	$	293,809
Adjustements made by registrant prior to filing Amended Form X-17A-5		
Accrued expenses		(56,592)
Net Capital as computed on Schedule I	$	237,217

See Notes to Financial Statements

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
EDI Financial, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EDI Financial, Inc. identified the following provisions of Rule 17 C.F.R. §15c3-3(k) under which EDI Financial, Inc. claimed an exemption from Rule 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) EDI Financial, Inc. stated that EDI Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. EDI Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EDI Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
May 25, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

EDI Financial Inc
1431 Greenway Dr, Ste 330
Irving, TX 75038

EDI Financial
Excellence, Diversity and Independence

Exemption Report

EDI Financial Inc, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3;

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exemption.

EDI Financial Inc.

I, Martin Prinz , affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:
Title: CEO

JANE B. PRINZ
Notary Public, State of Texas
My Commission Expires
May 06, 2018

1431 Greenway Drive
Suite 330
Irving TX 75038

p 214.528.4090
f 214.528.4052
www.edifinancial.com

Member FINRA, SIPC, MSRB

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of EDI Financial, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by EDI Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the EDI Financial, Inc.'s compliance with the applicable instructions of the Form SIPC-7. EDI Financial, Inc.'s management is responsible for EDI Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the accounting system entries and independent bank statements, noting no differences;
2. Compared the amounts reported on the audited X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
May 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 03/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EDI FINANCIAL INC
1431 GREENWAY DR STE 330
IRVING TX 75038-2475

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

VARKEY JOHN 214-417-1606

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 15,553
B. Less payment made with SIPC-6 filed (exclude interest) 10/28/15 Date Paid		(6,571)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,982
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,982	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDI FINANCIAL INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 17 day of MAY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2015
and ending 03/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,783,768
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,457,265
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	105,097
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $281	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	281
Total deductions	1,562,643
2d. SIPC Net Operating Revenues	$6,221,125
2e. General Assessment @ .0025	$15,553
	(to page 1, line 2.A.)